August 5, 2011

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Craig D. Wilson
Ryan Rohn

Re:	Citrix Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 000-27084

Gentlemen:

This letter is submitted on behalf of Citrix Systems, Inc. (the “Company” or “we” or “Citrix”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to David J. Henshall dated July 28, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Taxes, page 41

1.	Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Division of Corporation Finance

Securities and Exchange Commission

August 5, 2011

Response 1: We acknowledge the Staff’s comment and have reviewed Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. We note that as stated in Item 303(a)(3)(i) of Regulation S-K, a company should “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” We consider on a quarterly basis all factors that influence the overall effective tax rate in preparing our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations ( “MD&A”) consistent with Item 303(a)(3)(i) of Regulation S-K. In particular, regarding the change in our effective tax rate when comparing the effective tax rates to comparable periods for the Form 10-K, we disclosed on page 41 of MD&A that in fiscal year 2010 compared to fiscal year 2009 the more material portion of the fluctuation was due to the impact of tax credits and to a lesser extent the Company’s mix of foreign and domestic income. Our recurring foreign operations were not materially affected by any unusual or infrequent events or transactions or significant economic changes which would have necessitated additional disclosures that were not already provided.

We also note that, as stated in Section III.B of SEC Release 33-8350, “Disclosure should emphasize material information that is required or promotes understanding . . . and provide investors and other users with material information that is necessary to an understanding of the company’s financial condition and operating performance.” In addition, the disclosures should focus on (a) key indicators of financial condition and operating performance, (b) materiality, (c) material trends and uncertainties, and (d) analysis. We believe that we have met the preceding criteria because our disclosures on page 42 of MD&A indicate the risk that our tax rate could fluctuate depending on challenges related to uncertain tax positions and potentially adverse outcomes resulting from continuous examination of our income tax returns by tax authorities.

However, we acknowledge the Staff’s comment that we should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail, as separately discussing the foreign effective income tax rates may be important information necessary to understanding our results of operations. Accordingly, we will revise our disclosure in MD&A to discuss this relationship in greater detail and disclose the countries that have had a more significant impact on our effective tax rate beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (the “Form 10-Q”). A draft of the proposed enhancement to our disclosure is as follows:

Division of Corporation Finance

Securities and Exchange Commission

August 5, 2011

We maintain certain strategic management and operational activities in overseas subsidiaries and our foreign earnings are taxed at rates that are generally lower than in the United States. We do not expect to remit earnings from our foreign subsidiaries. The decrease in the effective tax rate when comparing the three and six months ended June 30, 2011 to the three and six months ended June 30, 2010 was primarily due to the charge recorded in the second quarter of 2010 related to the settlement in principle with the IRS. Our effective tax rate was approximately 19.1% for the three months ended June 30, 2011, 36.3% for the three months ended June 30, 2010, 18.2% for the six months ended June 30, 2011 and 27.4% for the six months ended June 30, 2010. Our effective tax rate generally differs from the U.S. federal statutory rate of 35% due primarily to lower tax rates on earnings generated by our foreign operations that are taxed primarily in Switzerland. We have not provided for U.S. taxes for those earnings because we plan to reinvest all of those earnings indefinitely outside the United States. Our effective tax rate will fluctuate based on the mix of earnings from our U.S. and foreign jurisdictions. Accordingly, earnings from the production and distribution of our products and services through our foreign headquarters in Switzerland are currently taxed at lower income tax rates than earnings from our U.S. operations.

Liquidity and Capital Resources, page 42

2.	We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents and short-term investments that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response 2: We acknowledge the Staff’s comments and have reviewed Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. In connection with the Form 10-K, we considered whether to disclose the amount of cash and investments that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. We note that as stated in Item 303(a)(1) of Regulation S-K, a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” However, as stated on page 42 of MD&A in the Form 10-K,

Division of Corporation Finance

Securities and Exchange Commission

August 5, 2011

we do not expect to remit earnings from our foreign subsidiaries. As such, we do not anticipate the repatriation of undistributed earnings to likely result in a material impact to our liquidity. Accordingly, further disclosure was not included in prior filings. However, we acknowledge the Staff’s comment that additional disclosure regarding the undistributed earnings of foreign subsidiaries would illustrate to the readers of our MD&A that some cash is not presently available to us to fund domestic operations and obligations without paying taxes upon repatriation. Accordingly, we will enhance our disclosure in MD&A to include this discussion beginning with our Form 10-Q. A draft of the proposed enhancement to our disclosure is as follows:

As of June 30, 2011, $794.2 million of the $1,699.1 million of cash, cash equivalents and available-for-sale investments was held by our foreign subsidiaries. If these funds are needed for our operations in the United States, we would be required to accrue and pay U.S. taxes to repatriate these funds. Our current plans are not expected to require repatriation of cash and investments to fund our U.S. operations and, as a result, we intend to permanently reinvest our foreign earnings.

Notes to Consolidated Financial Statements

3.	We note that you present a non-controlling interest within Equity in your balance sheet beginning in the year ended December 31, 2010. Please tell us your considerations of providing disclosure to explain how the non-controlling interest was recognized. That is, describe the nature of the purchase and the entity that purchased a non-controlling interest in you.

Response 3: In the first quarter of 2010, we made a $4 million investment in Kaviza, Inc. (“Kaviza”). This investment resulted in the Company obtaining a controlling financial interest in an entity that was less-than-wholly-owned by the Company. Since Kaviza meets the definition of a business as defined in Topic 805 of the Accounting Standards Codification (“ASC 805”), the acquisition method was used to account for the investment. Under the acquisition method in ASC 805, the initial consolidation of the non-controlling interest was recorded at fair value.

We assessed whether the transaction was material for separate disclosure in our consolidated financial statements in prior filings. As of and for the year ended December 31, 2010, Kaviza represented approximately 0.31% of our total consolidated assets, 0.01% of our total

Division of Corporation Finance

Securities and Exchange Commission

August 5, 2011

consolidated liabilities and 0.11% of the consolidated net income attributable to Citrix. Our investment in Kaviza represented 0.11% of our total consolidated assets at December 31, 2010. In addition, the total amount that we had at risk related to this transaction was limited to the amount of our $4 million investment. Based on the immateriality of the investment to our consolidated balance sheet and results of operations, as well as a qualitative assessment of the investment, we concluded that separate disclosure was not warranted.

In May 2011, we acquired all of the non-controlling interest of Kaviza. The closing of this transaction will be disclosed in the Form 10-Q as follows:

The Company presents non-controlling interests of less-than-wholly-owned subsidiaries within the equity section of its condensed consolidated financial statements in accordance with the authoritative guidance for the presentation and disclosure of non-controlling interests of consolidated subsidiaries. In May 2011, the Company acquired all of the non-controlling interest of Kaviza, Inc. (“Kaviza”), a provider of virtual desktop infrastructure solutions for $17.2 million. In addition, the Company also remitted an additional $3.0 million to be held in escrow. As a result of this transaction, the Company has obtained a 100% interest in this subsidiary. In accordance with the authoritative guidance, the excess of the proceeds paid over the carrying amount of the non-controlling interest of Kaviza has been reflected as a reduction of paid in capital…

*        *        *

As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

Securities and Exchange Commission

August 5, 2011

If you should have any questions concerning the enclosed matters, please contact the undersigned at (954) 267-3083.

Sincerely,

/s/ David J. Henshall
David J. Henshall
Senior Vice President and Chief Financial Officer

cc:	Mark B. Templeton, Chief Executive Officer, Citrix Systems, Inc.

Stuart M. Cable, Goodwin Procter LLP